Jamie Pierson Executive Vice President Chief Financial Officer	YRC Worldwide Inc. 10990 Roe Avenue Overland Park, KS 66211

December 12, 2014

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF/AD5

100 F Street NE

Washington DC 20549

Re:	YRC Worldwide Inc.
File No. 000-12255
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 10, 2014

Dear Mr. Shenk:

We are responding to the comment received in your letter dated December 3, 2014 regarding the YRC Worldwide Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2013. For your convenience, we have included the text from the comment letter in bold text below.

Notes to Consolidated Financial Statements, page 53

Note 13, Income Taxes, page 83

1.	Please expand your critical accounting policy or Note 13 to address ASC 740’s intraperiod tax allocation guidance and how this accounting model impacted how you recognized $41.7 million of your deferred benefit in 2013.

In our Form 10-K for the fiscal year ending December 31, 2014, we will update our critical accounting policies to include the following additional language, including updated information for 2014, as applicable:

“YRC Worldwide Inc. applies the intraperiod tax allocation rules of ASC 740 to allocate income taxes among continuing operations, discontinued operations, extraordinary items, other comprehensive income (loss), and additional paid-in capital when it meets the criteria as prescribed in the rule.

“While the tax effect of income (loss) before income taxes generally should be computed without regard to the tax effects of income (loss) before income taxes from the other categories referenced in the preceding paragraph, an exception applies when there is a loss before income taxes and income from those other categories. In that situation, the appropriate tax provision is allocated to the other categories of earnings and a related tax benefit is recorded in net income (loss). This exception to the general rule applies even when a valuation allowance is in place at the beginning and end of the year. While intraperiod tax allocation does not change the overall tax provision, it

Mr. Lyn Shenk

December 12, 2014

Page Two

may result in a gross-up of the individual components, thereby changing the amount of tax provision included in each category. In 2013, the Company met the criteria necessary to apply the exception within the intraperiod tax allocation rules, since it incurred a loss before income taxes and income was recognized in other comprehensive income (loss). As a result, the Company recorded a tax benefit of $41.7 million in income tax benefit (as reported on the Consolidated Statement of Operations) and an offsetting tax expense of $41.7 million in total other comprehensive income (loss). The total income tax benefit did not change, and continues to be impacted by the full valuation allowance on our U.S. deferred tax assets.”

In connection with responding to the comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently. Please contact me with any questions concerning this letter. In addition, we request that you advise us when you have completed your review of the subject filing.

Respectfully submitted,

/s/ Jamie Pierson

Jamie Pierson

c: Raymond J. Bromark, Chairman, YRC Worldwide Audit & Ethics Committee